UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal period from December 12 to December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-09328

A.                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ECOLAB PUERTO RICO SAVINGS PLAN

B.                         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ECOLAB INC.

370 Wabasha Street North

Saint Paul, Minnesota  55102-1390

Ecolab Puerto Rico Savings Plan

REPORT OF FINANCIAL STATEMENTS

As of December 31, 2011

and

for the period from December 12, 2011 to December 31, 2011

AND SUPPLEMENTAL SCHEDULE

as of December 31, 2011

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011

(in thousands)	2011

ASSETS

Investments, at fair value (Notes 2, 3 and 4):

Ecolab Inc. Common Stock	$3,084

Registered investment companies	1,590

Common/collective trust	152

Total investments	4,826

Notes receivable from participants	239

Dividends receivable	12

Employer contributions receivable	8

Total assets	5,085

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3)

NET ASSETS AVAILABLE FOR BENEFITS	$5,082

The accompanying notes are an integral

part of the financial statements.

ECOLAB PUERTO RICO SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the period from December 12, 2011 to December 31, 2011

(in thousands)

Investment results (Note 2 and 3):
Net appreciation in fair value of investments	$116
Dividends	12
128
Contributions:
Participants	6
Employer	12
18

Deductions:
Distribution to participants	(4)
(4)

Net increase	142

Transfer from Ecolab Savings Plan and ESOP (Note 1)	4,940

Net assets available for benefits:

End of year	$5,082

The accompanying notes are an integral

part of the financial statements

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                           Description of Plan:

The following brief description of the Ecolab Puerto Rico Savings Plan (“the Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

TRANSFERS:

Effective December 12, 2011, this plan was formed as a new plan and trust.   The Plan is for the benefit of certain individuals employed by Ecolab Inc.’s wholly owned subsidiary, Ecolab Manufacturing Inc. (“the Company”), and is subject to income taxation under Puerto Rico laws. The Ecolab Savings Plan and ESOP was amended to discontinue participation in such plan of employees eligible to participate in the new Plan and as such, the benefits, assets and liabilities of such participants were transferred to the trust of the Plan.

GENERAL AND ELIGIBILITY:

The Plan is a contributory qualified defined contribution plan available to certain employees of the Company in Puerto Rico. Employees who are employed by the Company and who are subject to income taxation under the laws of Puerto Rico may participate in the Plan as of the first day of the month on or after their date of hire, provided they are not subject to a collective bargaining agreement which does not provide for their participation in the Plan. Employee participation in the Plan is voluntary.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Puerto Rico tax code (“the Code”). The Plan and trust are located and qualified only in Puerto Rico.

CONTRIBUTIONS:

Contributions are made to the Plan as “before-tax savings contributions” and “employer matching contributions.”

Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced.  Participants may reduce their compensation up to 25% (subject to a Puerto Rico statutory annual maximum of $10,000 for 2011) for the purpose of making before-tax savings contributions to the Plan.

Participants who have attained age 50 or above are allowed to make additional catch-up contributions in accordance with Puerto Rico laws (up to $1,000 in 2011).

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Employer matching contributions are made by the Company in an amount equal to a $1 match for each $1 of participant pre-tax contributions on the first 3% of compensation and $0.50 for each $1 of participant pre-tax contributions on the next 2% of compensation.  The Plan also allows additional employer matching contributions to true-up the employer match.  This true-up ensures all participants receive their full annualized employer match.

The levels of contributions made by or on behalf of participants who are highly compensated, as defined in the Code, are subject to limitations under the Code.

VESTING:

Participants are fully vested in their account at all times.

PLAN BENEFITS:

As participants are fully vested at all times, benefits to participants are equal to their account balances.  Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant’s account balance. Employees may be eligible to withdraw part or all of their account balance upon attainment of age 59 1/2.  Loans and in-service withdrawals for hardships are also available.  A participant distribution or withdrawal from the Plan generally is subject to taxation under the tax rules applicable to Puerto Rico residents.

NOTES RECEIVABLE FROM PARTICIPANTS:

Active participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts.  The total amount of a participant’s note may not exceed the lesser of (a) $50,000 minus the participant’s highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant’s interest in his or her account.  When a note is granted, the appropriate account balances are reduced and a separate note account is created.  Note payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 years unless the note is for the purchase of a principal residence, in which case the term can be up to 10 years.  Notes receivable from participants at December 31, 2011 had interest rates ranging from 3.25% to 8.25% and are due at various dates through June 2016.  A participant can have no more than two notes outstanding at any time.  Notes receivable from participants are collateralized by the borrower’s account balance and are repaid through ratable payroll deductions.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PARTICIPANT ACCOUNTS AND ALLOCATION:

Banco Popular (de Puerto Rico) (“Banco Popular”) provides investment management, recordkeeping and trustee services for the Plan directly or indirectly through one or more of its subsidiaries.  The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

Each participant’s account is credited with the participant’s contributions, the employer matching contributions, and investment income thereon, net of Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

All participant contributions made under the Plan are paid to and invested by Banco Popular in one or more of the available investment options as directed by the participants.

Participants are allowed to allocate their entire account balance in any combination of the available investment options.

PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.                           Summary of Significant Accounting Policies:

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION:

Banco Popular holds the Plan’s assets and executes transactions therein based upon instructions received from the Plan Administrator, Ecolab Inc. and the participants of the Plan.  The Plan’s investments are stated at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.  Purchases and sales of securities and realized gains and losses related to sales of investments are recorded on a trade-date basis. Unrealized gains and losses are recorded based on the fair values as of the reporting date.

NOTES RECEIVABLE FROM PARTICIPANTS:

Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Delinquent loans are treated as distributions based upon the term of the plan document.

CONTRIBUTIONS:

Participant before-tax contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions in the same period.

RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in various combinations of investment funds.  Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, including Ecolab stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2011 statement of net assets available for benefits.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

CONCENTRATION OF MARKET RISK:

At December 31, 2011 approximately 61% of the Plan’s net assets were invested in the common stock of Ecolab. The underlying value of Ecolab Inc. Common Stock is dependent on the performance of Ecolab and the market’s evaluation of such performance.

DISTRIBUTIONS TO PARTICIPANTS:

Distributions to participants are recorded when paid.

PLAN EXPENSES:

The Company pays a portion of the administrative expenses of the Plan and a portion is paid by Plan participants within the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment results.

NEW ACCOUNTING PRONOUNCEMENTS:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards.  This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant impact on the Plan’s financial statements or disclosures.

SUBSEQUENT EVENTS:

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

3.                           Investments:

Investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2011 are summarized as follows:

(in thousands)	2011

Ecolab Inc. Common Stock	$3,084

Fidelity Money Market Trust Retirement	344

Spartan 500 Index Fund Investor Class	479

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the period from December 12, 2011 to December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)

Investment in:

Ecolab Inc. Common Stock	$106

Registered investment companies	10

Net appreciation in fair value of investments	$116

4.        Fair Value of Financial Instruments:

Accounting guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under accounting guidance are described below:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.  Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.  If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.  A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.  Investments that are included in this category generally include equity and debt positions in private companies.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value.

Registered investment companies and Ecolab Inc. Common Stock: Investments in registered investment companies are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. Investments in Ecolab Inc. Common Stock are recorded at fair value based on the quoted market price of Ecolab’s common stock on the New York Stock Exchange.

Common/collective trusts: Investment in the common/collective trust is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

The Plan reviews the fair value hierarchy classification on an annual basis. Changes in the ability to observe valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Plan’s policy is to recognize transfers into and out of levels within the fair value hierarchy at the end of the fiscal year in which the actual event or change in circumstances that caused the transfer occurs. There were no transfers between Level 1 and Level 2 during the period ended December 31, 2011. When a determination is made to classify an asset or liability within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. The Plan did not have any assets or liabilities classified within Level 3 at December 31, 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables represent the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011.

	Investment Assets at Fair Value As of December 31, 2011
(in thousands)	Total	Level 1	Level 2	Level 3
Ecolab Inc. Common Stock	$3,084	$3,084	$—	$—
Registered investment companies:
Large cap equity	585	585	—	—
Money market	345	345	—	—
Blended fund	298	298	—	—
Fixed income	205	205	—	—
International equity	96	96	—	—
Small cap equity	35	35	—	—
Mid cap equity	26	26	—	—
Common/collective trusts	152	—	152	—

Total investment assets at fair value	$4,826	$4,674	$152	$—

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

5.                             Tax Status:

The Plan constitutes a qualified plan and trust under the Puerto Rico tax code. The Plan is maintained as a foreign trust covering only individuals subject to taxation under the Puerto Rico tax code and therefore no provision for United States federal income taxes has been included in the Plan’s financial statements.

A favorable determination letter, dated May 22, 2012, was received from the Puerto Rico Treasury Department on the form of the Banco Popular Master Defined Contribution Retirement Plan adoption agreement and master plan, upon which the Plan is maintained. Ecolab has also applied for an individual determination letter covering the Plan from the Puerto Rico tax authority. The Plan Administrator believes the Plan is currently designed and being operated in accordance with Section 1165(a) of the Puerto Rico Internal Revenue Code and is, therefore, exempt from Puerto Rico income taxes.

Therefore, no provision for Puerto Rico income taxes has been included in the Plan’s financial statements.

6.                             Related Party and Party-In-Interest Transactions:

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of Ecolab.

Participant contributions and employer matching contributions are invested in one or more of the investment fund options offered under the Plan, including Ecolab Inc. Common Stock.

ECOLAB PUERTO RICO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

7.          Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 to the Form 5500:

(in thousands)

Net assets available for benefits per the financial statements	$5,082

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3

Net assets available for benefits per the Form 5500	$5,085

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the period from December 12, 2011 to December 31, 2011 to the Form 5500:

(in thousands)

Net increase in net assets available for benefits per the financial statements	$142

Current year adjustment from fair value to contract value of fully benefit-responsive investment contracts	3

Total increase in net assets available for benefits per the Form 5500	$145

SUPPLEMENTAL SCHEDULE

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2011

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Registered investment companies:

	Spartan 500 Index Fund Investor Class	Mutual fund 10,765 units	479

	Fidelity Money Market Trust Retirement	Mutual fund 344,835 units	344

	Fidelity Government Income Fund	Mutual fund 17,334 units	187

	Fidelity Puritan	Mutual fund 9,812 units	174

	Dodge & Cox International Stock Fund	Mutual fund 3,291 units	96

	Harbor Capital Appreciation Fund	Mutual fund 1,636 units	60

	Dodge & Cox Stock Fund	Mutual fund 445 units	45

	Heartland Value Plus Institutional	Mutual fund 1,274 units	35

	Spartan Extended Market Index Investment	Mutual fund 751 units	27

	Vanguard Target Retirement 2035 Fund	Mutual Fund 2,157 units	27

	Vanguard Target Retirement 2010 Fund	Mutual Fund 1,103 units	25

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2011 (Continued)

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

	Vanguard Target Retirement 2030 Fund	Mutual Fund 1,120 units	23

	Vanguard Target Retirement 2040 Fund	Mutual Fund 1,013 units	21

	PIMCO Total Return Institutional	Mutual fund 1,711 units	19

	Vanguard Target Retirement 2025 Fund	Mutual Fund 739 units	9

	Vanguard Target Retirement 2045 Fund	Mutual Fund 735 units	9

	Vanguard Target Retirement 2050 Fund	Mutual Fund 463 units	9

	Vanguard Target Retirement 2015 Fund	Mutual Fund 39 units	1

Total registered investment companies			1,590

	Fidelity Managed Income Portfolio II	Common/collective trust 148,929 units	152

	Total common/collective trusts		152

ECOLAB PUERTO RICO SAVINGS PLAN

SCHEDULE H, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR)

as of December 31, 2011 (Continued)

EIN 41-0231510

Plan Number: 005

(in thousands, except units)

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date,	(d)
	Borrower, Lessor	Rate of Interest, Collateral,	Current
(a)	or Similar Party	Par or Maturity Value	Value

Ecolab Inc. Common Stock:

*	Ecolab Inc. Common Stock	Common Stock 53,336 shares	3,084

	Total Ecolab Inc. Common Stock		3,084

Notes Receivable From Participant:

*	Notes Receivable From Participants	Participant notes due on various dates through June 2016 (stated interest rates ranging from 3.25% to 8.25%).	239

			$5,065

*      Party-in-interest

ECOLAB PUERTO RICO SAVINGS PLAN

EXHIBITS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ecolab Puerto Rico Savings Plan

DATE	June 27, 2012	By:	/s/Suzanne M. Hanson
Suzanne M. Hanson,
Vice President, Global Benefits,
Human Resources
Ecolab Inc.
(Plan Administrator)